 Exhibit 99.1
ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
Dear Shareholder,
You are cordially invited to attend the Extraordinary General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the “Company”) to be held at 11:00a.m., Israel time, on Monday, December 13, 2021, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.
The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.
For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposal No. 1, as specified on the enclosed form of proxy.
We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.
Thank you for your continued cooperation.
Very truly yours,
Yair Seroussi,
Chairman of the Board of Directors
Haifa, Israel
November 5, 2021

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

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ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of ZIM Integrated Shipping Services Ltd. (the “Company”) will be held at 11:00a.m., Israel time, on Monday, December 13, 2021, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:
1.   To approve the shortening of the vesting period of options granted to the Company’s CEO, Mr. Eli Glickman, pursuant to the Company’s 2018 Share Option Plan.
In addition, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than Friday, November 12, 2021.
Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.
Only shareholders of record at the close of the trading day of Wednesday, November 10, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.
Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.
Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.
By Order of the Board of Directors,
Yair Seroussi,
Chairman of the Board of Directors
Haifa, Israel
November 5, 2021

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ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
PROXY STATEMENT
This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the “Shares”), of ZIM Integrated Shipping Services Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 11:00a.m., Israel time, on Monday, December 13, 2021, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).
At the Meeting, the shareholders will be asked to consider and vote on the following matters:
1.   To approve the shortening of the vesting period of options granted to the Company’s CEO, Mr. Eli Glickman, pursuant to the Company’s 2018 Share Option Plan.
In addition, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than Friday, November 12, 2021.
Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.
Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.
The approval of Proposal No. 1 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders (for a definition of controlling shareholders, see below) of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.
Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 1 on the agenda. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 1 on the agenda. Shareholders who do not so indicate will not be eligible to vote their shares as to Proposal No. 1.
The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)   a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or
(ii)   a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.
The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law and shall mean a person’s ability to direct a company’s business, unless such ability stems only from the service as a director or from another position in the company, and there is a presumption that a person is controlling a company if such person holds 50% or more of a certain type of means of control in the company. For this purpose, “Means of Control” shall mean any of the below: (i) voting rights in the company’s general meeting or in an equivalent body of another corporation; (ii) the right to appoint the company’s directors or its chief executive officers. For the purpose of Proposal No. 1, the term “controlling shareholder” shall also include a holder of 25% or more of the voting rights in a company if there is no other holder holding more than 50% of the voting rights in the company. For the purpose of the term “holding” two or more persons holding voting rights in a company while each of them has a personal interest in the approval of the same transaction brought for the approval of the company shall be deemed as joint holders.
Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Israeli Companies Law, a quorum at the adjourned meeting will be that required for convening such meeting.
VOTING PROCEDURES; EXPRESSING POSITIONS
Registered Shareholders
Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.
Shareholders in “Street Name” whose Shares are held through CEDE & Co.
Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.
Brokers or other nominees who hold Shares in “street name” for a beneficial owner of those Shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the election of directors or for the approval of certain “non-routine” matters, without specific instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes”. The Proposal on the agenda is considered a non-routine matter. If you are a beneficial Shareholder holding shares through a broker or other nominee and you do not submit instructions on how your shares should be voted, your broker or other nominee will not be able to vote your shares on the Proposal on the agenda.

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Note for Shareholders Voting via Proxy Card
Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.
Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company by December 13, 2021 at 9:00 a.m, Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, each of the chairman of the Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.
Position Statements
Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Mr. Noam Nativ, General Counsel and Company Secretary of the Company, no later than Friday, December 3, 2021. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.
Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about November 12, 2021, and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.
We currently intend to hold the Meeting in person. However, depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://investors.zim.com/overview/default.aspx and on Form 6-K as promptly as practicable. We encourage you to check this website one week prior to the meeting date if you are planning to attend the Meeting.
OUTSTANDING SHARES AND VOTING RIGHTS
The Company had 118,588,188 Shares outstanding as of November 3, 2021. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.
Proposal No. 1
APPROVAL OF THE SHORTENING OF THE VESTING PERIOD OF OPTIONS GRANTED TO THE COMPANY’S CEO, MR. ELI GLICKMAN, PURSUANT TO THE COMPANY’S 2018 SHARE OPTION PLAN
In December 2018, the Company adopted the 2018 Share Option Plan (the “Plan”), pursuant to which the Company granted to the Mr. Eli Glickman, the Company’s CEO, among other grantees, 1,500,000 Options exercisable into 1,500,000 ordinary shares of the Company1 at an original exercise price of $1.00 per share2 (the “Options”). Pursuant to the terms of the Plan, the Options are vested over a four-year period as follows: (i) 50% of the Options vest after two years from the grant date, (ii) additional 25% of the Options vest after three years from the grant date, and (iii) the remaining 25% of the Options vest after four years

The number of options and shares reflects an adjustment pursuant to the issuance of bonus shares which was conducted concurrently with the Company’s initial public offering on the NYSE.

The exercise price of $1.00 per share reflects an adjustment pursuant to the issuance of bonus shares which was conducted concurrently with the Company’s initial public offering on the NYSE.

from the grant date. As of the date of the Meeting, 75% of the Options have vested, while the remaining 25% of the Options are due to vest upon the lapse of four years from the date of grant, i.e., on May 24, 2022.
Under the Plan, the exercise of the Options is subject to certain adjustments, including as a result of distributions of dividends whereby the exercise price is reduced by the amount of dividend per share distributed. Accordingly, following the distribution of the dividend made by the Company on September 15, 2021, in which the dividend per share was $2.00, the exercise price was reset at $0.00 (zero), and no additional other adjustment was made to compensate for the remaining difference. Due to the Company’s performance and achievements during the year of 2021 and the Company’s dividend policy, it is anticipated that the Company will distribute a dividend prior to the stated vesting date of the last 25% portion of the Options granted to Mr. Glickman, as per the Company’s financial results. For the avoidance of doubt, any distribution of dividend will be subject to compliance with the applicable distribution tests under the Companies Law and to a specific approval of the Board of Directors, in its discretion.
Accordingly, and because the exercise price of the Options was already reset, the CEO will not be entitled to an adjustment upon the distribution of future dividends, to the extent distributed. It is therefore proposed that the vesting period for the remaining 25% of the Options be shortened by approximately 6 months so that the CEO will be allowed to exercise the Options commencing as of the date of the Meeting, to the extent that this Resolution No. 1 is approved.
The Company’s Board of Directors, following the approval of the Company’s compensation committee (the “Compensation Committee”), approved the shortening of the vesting period of the CEO’s Options, as well as that of the other grantees, noting, among other things, that the shortening of the vesting period is made due to the great contribution and efforts of the CEO and all grantees to the Company’s ongoing business operations and financial results and is intended to align the interests of the grantees and the shareholders. The Compensation Committee and Board further noted that the proposed shortening of the vesting period is a relatively short period (less than 6 months out of the 48-month of vesting), and it does not contradict the Company’s compensation policy. In light of all of the above, the Compensation Committee and Board of Directors determined the proposed shortening of the vesting period is fair and reasonable and to the Company’s benefit.
For additional information regarding the compensation of the Company’s CEO, see “Item 6.B — Compensation” of the Company’s 2020 Annual Report and the Proxy Statement attached as Exhibit 99.1 to the Notice of Annual General Meeting of the Company held on May 12, 2021, under the section titled “Directors’ and Officers’ Compensation”.
It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shortening of the vesting period of the remaining 25% portion of the Options granted to the Company’s CEO under the Company’s 2018 Share Option Plan, commencing as of the date of the Meeting, having been approved by the Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS
Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.
The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than Monday, December 13, 2021 at 9:00 am Israel time.
By Order of the Board of Directors,
Yair Seroussi,
Chairman of the Board of Directors
November 5, 2021